EXHIBIT 12.1
JEFFERIES GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except for per share amounts)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense on long-term indebtedness	$23,987	$23,419	$12,035	$12,035	$12,035
Interest portion of rent expense	7,636	6,037	5,105	4,178	3,109

Total fixed charges	$31,623	$29,456	$17,140	$16,213	$15,144

Earnings:
Earnings before income taxes and minority interest	$144,533	$103,692	$102,652	$95,393	$84,095
Total fixed charges	31,623	29,456	17,140	16,213	15,144

Total earnings	$176,156	$133,148	$119,792	$111,606	$99,239

Ratio of Earnings to Fixed Charges (1)	5.6	4.5	7.0	6.9	6.6

     (1) The ratio of earnings to fixed charges is computed by dividing (a) earnings before income taxes and minority interest plus total fixed charges by (b) total fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).